Exhibit 99.1

Organigram Launches Trailblazer Snax, the Largest, Competitively Priced Cannabis-Infused Chocolate Bar in Canada

MONCTON, New Brunswick--(BUSINESS WIRE)--July 28, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of its most recent cannabis 2.0 product Trailblazer Snax, a premium-quality, value-priced, cannabis-infused chocolate bar.

Made with premium quality ingredients including cocoa butter, all-natural flavors and pure distillate, Trailblazer Snax has been developed to satisfy the most discerning chocolate connoisseurs while remaining an affordable cannabis-infused option.

Available in both mint and mocha flavours, the 42g bar with 10mg of THC is competitively priced and the largest cannabis-infused chocolate bar currently available in Canada. With each bar consisting of five sections, the Company expects it will appeal to chocolate lovers, consumers looking to share and individuals looking to control their dosage.

“At Organigram, it has always been our intention to not only be a leader in the cannabis marketplace but to also continue to disrupt it, with new products, new technology and new ways of thinking,” says Greg Engel, CEO, Organigram. “Offering our customers exceptional chocolate, exceptional flavour and exceptional value is our goal.”

Organigram has made a significant investment in chocolate innovation and product development. Organigram’s investment in state-of-the art equipment and manufacturing processes means that each of the five sections of the Trailblazer Snax bar are filled separately, allowing for higher accuracy of infusion.

The Company’s $15 million investment in a high-speed, high-capacity, fully automated production line also helped bring Edison Bytes, premium cannabis-infused chocolate truffles, to market earlier this year. The first shipments of the Company’s Trailblazer Snax have headed to market and will be available through retailers in all provinces except Quebec in the coming weeks. Quebec does not allow the sale of cannabis-infused chocolate.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that change supply quantities; customer purchasing patterns; competitive conditions including pricing conditions; actual retail selling prices and jurisdictions where products are available for sale from time to time; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca